May 3, 2016
Via EDGAR
Brad Skinner
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Re:     SEC Comment Letter dated April 19, 2016
Carrizo Oil & Gas, Inc.
Form 10-K for Fiscal Year Ended December 31, 2015
Filed February 22, 2016
File No. 0-29187-87
Dear Mr. Skinner:
Set forth below is the response from Carrizo Oil & Gas, Inc. (the “Company,” “we,” “it,” or “our”) to the letter dated April 19, 2016 from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) concerning the above captioned Form 10-K for the fiscal year ended 2015 (the “2015 Form 10-K”).
For ease of reference, the text of the comment has been reproduced in bold text below, followed by the Company’s response.
Form 10-K for Fiscal Year Ended December 31, 2015
Management’s Discussion and Analysis
Summary of Critical Accounting Policies, page 53

1.
You disclose on pages 55 and 56 that during 2015, you recorded $1.2 billion pre-tax impairments in the carrying value of your proved oil and gas properties due to declines in the average realized prices for oil and gas sales during the trailing 12-month period, that you expect to record an additional $308 million to $462 million pre-tax impairment in the first quarter of 2016, and that further impairments in subsequent quarters may occur if the trailing 12-month commodity prices continue to decline.

Separately, you disclose on page 55 that the decrease in average realized prices which caused the 2015 impairments did not have a significant adverse effect on your proved oil and gas reserve volumes. However, you disclose on page 27 that if oil and gas prices remain at low levels, holding other factors constant, you expect that you will be required to reduce your proved reserve estimates due to economic limits.
Please expand your disclosure to quantify the reasonably possible near-term changes to your proved reserves and development plans if prices remain at low levels, including a discussion of all the key factor assumptions that you use in quantifying your estimates.
Refer to Item 303(a)(3)(ii) of Regulation S-K and Sections III.B.3, III.B.4 and V of SEC Release No. 33-8350 for guidance on disclosing the reasonably likely effects of trends and uncertainties as it pertains to the content and focus of MD&A and critical accounting estimates.
Response
In response to the Staff’s comment, the Company will include the following expanded disclosure in its Form 10-Q for the quarterly period ended March 31, 2016. The Company will include similar expanded disclosure in subsequent filings when appropriate.

Carrizo Oil & Gas, Inc. s 500 Dallas Street, Suite 2300 s Houston, Texas 77002 s Phone: (713) 328-1000

United States Securities and Exchange Commission
May 3, 2016

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Full Cost Ceiling Test Impairment
Capitalized costs, less accumulated amortization and related deferred income taxes, are limited to the “cost center ceiling” equal to (i) the sum of (A) the present value of estimated future net revenues from proved oil and gas reserves, less estimated future expenditures to be incurred in developing and producing the proved reserves computed using a discount factor of 10%, (B) the costs of unproved properties not being amortized, and (C) the lower of cost or estimated fair value of unproved properties included in the costs being amortized; less (ii) related income tax effects. If the net capitalized costs exceed the cost center ceiling, the excess is recognized as an impairment of proved of oil and gas properties. An impairment recognized in one period may not be reversed in a subsequent period even if higher crude oil and natural gas prices in the future increase the cost center ceiling applicable to the subsequent period.
The estimated future net revenues used in the cost center ceiling are calculated using the average realized prices for sales of crude oil and natural gas on the first calendar day of each month during the preceding 12-month period prior to the end of the current reporting period (“12-Month Average Realized Price”). Prices are held constant indefinitely and are not changed except where different prices are fixed and determinable from applicable contracts for the remaining term of those contracts. Prices do not include the impact of derivative instruments because we elected not to meet the criteria to qualify its derivative instruments for hedge accounting treatment.
During the first quarter of 2016, we recorded an after-tax impairment in the carrying value of proved oil and gas properties of $178.4 million ($274.4 million pre-tax). The impairment was due primarily to a 9% decrease in the 12-Month Average Realized Price of crude oil from $47.24 per barrel as of December 31, 2015 to $43.14 per barrel as of March 31, 2016. The price decrease was primarily responsible for a negative revision to our proved reserves for the first quarter of 2016 totaling 5.0 MMBoe (3% of December 31, 2015 proved reserves), of which 2.1 MMBoe was attributable to proved developed reserves of producing wells with shorter economic lives and 2.9 MMBoe was attributable to proved undeveloped reserves of locations that were no longer economic and removed from proved reserves. Approximately 90% of the removed reserves relate to locations scheduled to be developed in 2017, 2018 and 2019. Accordingly, we do not expect any significant changes to our development plans in the near term as a result of these revisions to proved reserves.
The table below presents various pricing scenarios to demonstrate the sensitivity of our March 31, 2016 cost center ceiling to changes in the 12-month average benchmark crude oil and natural gas prices underlying the 12-Month Average Realized Price. The sensitivity analysis is as of March 31, 2016 and, accordingly, does not consider the results of drilling and completion activity, production, changes in oil and gas prices, and changes in development and operating costs occurring subsequent to March 31, 2016 which may require revisions to estimates of proved reserves.

United States Securities and Exchange Commission
May 3, 2016

	12-Month Average Realized Prices		Excess (deficit) of cost center ceiling over net capitalized costs (after-tax)	Increase (decrease) of cost center ceiling over net capitalized costs (after-tax)
Full Cost Pool Scenarios	Crude Oil ($/Bbl)	Natural Gas ($/Mcf)	(In millions)	(In millions)
March 31, 2016 Actual	$43.14	$1.68	$—

Crude Oil and Natural Gas Price Sensitivity
Crude Oil and Natural Gas +10%	$47.75	$1.92	$200	$200
Crude Oil and Natural Gas -10%	$38.51	$1.45	($200)	($200)

Crude Oil Price Sensitivity
Crude Oil +10%	$47.75	$1.68	$180	$180
Crude Oil -10%	$38.51	$1.68	($180)	($180)

Natural Gas Price Sensitivity
Natural Gas +10%	$43.14	$1.92	$20	$20
Natural Gas -10%	$43.14	$1.45	($20)	($20)
For the second quarter of 2016, we currently estimate an after-tax impairment in the carrying value of proved oil and gas properties of approximately $175.0 million to $275.0 million ($269.2 million to $423.1 million pre-tax). This estimated impairment is primarily due to a forecasted 9% decrease in the 12-Month Average Realized Price of crude oil from $43.14 per barrel as of March 31, 2016 to an estimated $39.21 per barrel as of June 30, 2016 which is based on the average realized price for sales of crude oil on the first calendar day of each month for the first 11 months and an estimate for the twelfth month based on a quoted forward price. We estimate that this price decrease will result in a negative revision to our proved reserves for the second quarter of 2016 totaling 5.5 MMBoe (3% of December 31, 2015 proved reserves), of which we estimate 2.5 MMBoe to be attributable to proved developed reserves of producing wells with shorter economic lives and 3.0 MMBoe to be attributable to proved undeveloped reserves of locations that will no longer be economic and removed from proved reserves. All of the removed reserves relate to locations scheduled to be developed in 2017, 2018 and 2019. Accordingly, we do not expect any changes to our development plans in the near term as a result of these estimated revisions to proved reserves. Further declines in the 12-Month Average Realized Price of crude oil in subsequent quarters may result in additional negative revisions to proved reserves and additional impairments in the carrying value of proved oil and gas properties.
The key factors and assumptions we used to estimate proved reserves and impairments for the second quarter of 2016 include planned drilling and completion activity, forecasted production, oil and gas price differentials and development and production costs. Given the uncertainty associated with these key factors and assumptions, these estimates should not necessarily be construed as indicative of our future results.

United States Securities and Exchange Commission
May 3, 2016

* * * * * * * *
As requested by the Commission, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any additional questions, please contact me at (713) 358-6441. I will be pleased to provide you with any additional information that may be necessary. Thank you.
Sincerely,
/s/ Marcus G. Bolinder
Marcus G. Bolinder
Associate General Counsel and Corporate Secretary

Copies to:    David L. Pitts, Vice President and Chief Financial Officer
Gregory F. Conaway, Vice President and Chief Accounting Officer
Gerald A. Morton, General Counsel and Vice President of Business Development